# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oric Pharmaceuticals, Inc., CIK 0001796280
CUSIP: 68622P109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-004573
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,572,700; sole dispositive power 0; shared dispositive power 6,572,700; aggregate amount beneficially owned 6,572,700 (9.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,572,700; sole dispositive power 0; shared dispositive power 6,572,700; aggregate amount beneficially owned 6,572,700 (9.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,312,800; sole dispositive power 0; shared dispositive power 4,312,800; aggregate amount beneficially owned 4,312,800 (6.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,312,800; sole dispositive power 0; shared dispositive power 4,312,800; aggregate amount beneficially owned 4,312,800 (6.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Illiquid Investments Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,312,800; sole dispositive power 0; shared dispositive power 4,312,800; aggregate amount beneficially owned 4,312,800 (6.1% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,259,900; sole dispositive power 0; shared dispositive power 2,259,900; aggregate amount beneficially owned 2,259,900 (3.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,259,900; sole dispositive power 0; shared dispositive power 2,259,900; aggregate amount beneficially owned 2,259,900 (3.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Drawdown (Aggregator) LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,259,900; sole dispositive power 0; shared dispositive power 2,259,900; aggregate amount beneficially owned 2,259,900 (3.2% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,572,700; sole dispositive power 0; shared dispositive power 6,572,700; aggregate amount beneficially owned 6,572,700 (9.2% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,572,700; sole dispositive power 0; shared dispositive power 6,572,700; aggregate amount beneficially owned 6,572,700 (9.2% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,572,700; sole dispositive power 0; shared dispositive power 6,572,700; aggregate amount beneficially owned 6,572,700 (9.2% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: Oric Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 240 E. Grand Ave, 2nd Floor, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Illiquid Investments Sub-Master LP ("VGOP"),
Viking Global Opportunities Drawdown GP LLC ("VGOD GP"),
Viking Global Opportunities Drawdown Portfolio GP LLC ("VGOD Portfolio GP"),
Viking Global Opportunities Drawdown (Aggregator) LP ("VGOD"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP, Opportunities Portfolio GP, VGOD GP and VGOD Portfolio GP are Delaware limited liability companies; VGOP and VGOD are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
VGI: 6,572,700

VGI provides managerial services to VGOP and VGOD. VGI has the authority to dispose of and vote the shares of Common Stock that VGOP and VGOD directly own. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGI may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

VGI beneficially owns 6,572,700 shares of Common Stock consisting of 4,312,800 shares of Common Stock directly owned by VGOP and 2,259,900 shares of Common Stock directly owned by VGOD.

Opportunities Parent: 6,572,700

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP (which consists of the shares of Common Stock that VGOP directly owns), and is the sole member of VGOD GP, which has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP (which consists of the shares of Common Stock that VGOD directly owns). Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

Opportunities Parent beneficially owns 6,572,700 shares of Common Stock consisting of 4,312,800 shares of Common Stock directly owned by VGOP and 2,259,900 shares of Common Stock directly owned by VGOD.

Opportunities GP: 4,312,800

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock that VGOP directly owns. In addition, Opportunities GP is the general partner of each of Viking Global Opportunities Intermediate LP, Viking Global Opportunities III LP, and Viking Global Opportunities LP. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities GP beneficially owns 4,312,800 shares of Common Stock consisting of 4,312,800 shares of Common Stock directly owned by VGOP.

Opportunities Portfolio GP: 4,312,800

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock that VGOP directly owns. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOP directly owns.

Opportunities Portfolio GP beneficially owns 4,312,800 shares of Common Stock consisting of 4,312,800 shares of Common Stock directly owned by VGOP.

VGOP: 4,312,800

VGOP has the authority to dispose of and vote the 4,312,800 shares of Common Stock that it directly owns, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

VGOD GP: 2,259,900

VGOD GP serves as the sole member of VGOD Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by VGOD Portfolio GP, which consists of the shares of Common Stock that VGOD directly owns. In addition, VGOD GP is the general partner of each of Viking Global Opportunities Drawdown (Internal) LP, Viking Global Opportunities Drawdown (Onshore) LP, and Viking Global Opportunities Drawdown (Offshore) LP. VGOD GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD GP beneficially owns 2,259,900 shares of Common Stock consisting of 2,259,900 shares of Common Stock directly owned by VGOD.

VGOD Portfolio GP: 2,259,900

VGOD Portfolio GP serves as the general partner of VGOD and has the authority to dispose of and vote the shares of Common Stock that VGOD directly owns. VGOD Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, VGOD Portfolio GP may be deemed to beneficially own the shares of Common Stock that VGOD directly owns.

VGOD Portfolio GP beneficially owns 2,259,900 shares of Common Stock consisting of 2,259,900 shares of Common Stock directly owned by VGOD.

VGOD: 2,259,900

VGOD has the authority to dispose of and vote the 2,259,900 shares of Common Stock that it directly owns, which power may be exercised by its general partner, VGOD Portfolio GP, and by VGI, an affiliate of VGOD Portfolio GP, which provides managerial services to VGOD.

Viking Global Opportunities Drawdown (Offshore) LP (a Cayman Islands exempted limited partnership) and Viking Global Opportunities Drawdown (Internal) LP (a Delaware limited partnership), through its investment in Viking Global Opportunities Drawdown (Onshore) LP (a Delaware limited partnership), invest substantially all of their assets in VGOD.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,572,700

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI) and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock that VGOP and VGOD directly own.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 6,572,700 shares of Common Stock consisting of 4,312,800 shares of Common Stock directly owned by VGOP and 2,259,900 shares of Common Stock directly owned by VGOD.
Percent of class:
The percentages set forth herein are based on 71,078,511 shares of Common Stock outstanding as of March 31, 2025, as reported in the Issuer's proxy statement on Schedule 14A, filed with the Securities and Exchange Commission (the "Commission") on April 23, 2025.

VGI: 9.2%
Opportunities Parent: 9.2%
Opportunities GP: 6.1%
Opportunities Portfolio GP: 6.1%
VGOP: 6.1%
VGOD GP: 3.2%
VGOD Portfolio GP: 3.2%
VGOD: 3.2%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 9.2%
Sole power to vote or to direct the vote:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
VGI: 6,572,700
Opportunities Parent: 6,572,700
Opportunities GP: 4,312,800
Opportunities Portfolio GP: 4,312,800
VGOP: 4,312,800
VGOD GP: 2,259,900
VGOD Portfolio GP: 2,259,900
VGOD: 2,259,900
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,572,700
Sole power to dispose or to direct the disposition:
VGI: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOP: 0
VGOD GP: 0
VGOD Portfolio GP: 0
VGOD: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
VGI: 6,572,700
Opportunities Parent: 6,572,700
Opportunities GP: 4,312,800
Opportunities Portfolio GP: 4,312,800
VGOP: 4,312,800
VGOD GP: 2,259,900
VGOD Portfolio GP: 2,259,900
VGOD: 2,259,900
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 6,572,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (05/15/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Drawdown GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown GP LLC (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Drawdown Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown Portfolio GP LLC (1)(2)(3) (05/15/2025)
- Viking Global Opportunities Drawdown (Aggregator) LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Drawdown (Aggregator) LP (1)(2)(3) (05/15/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (05/15/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (05/15/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (05/15/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, VIKING GLOBAL OPPORTUNITIES DRAWDOWN GP LLC, VIKING GLOBAL OPPORTUNITIES DRAWDOWN PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES DRAWDOWN (AGGREGATOR) LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).